COMMENTS RECEIVED ON 04/09/2020

FROM EDWARD BARTZ

FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLC (File No. 811-22083)

Fidelity International Credit Central Fund

AMENDMENT NO. 39

FIDELITY GARRISON STREET TRUST (File No. 811-04861)

Fidelity VIP Investment Grade Central Fund

AMENDMENT NO. 100

FIDELITY HANOVER STREET TRUST (File No. 811-03466)

Fidelity Emerging Markets Debt Central Fund

AMENDMENT NO. 57

COMMENTS RECEIVED ON 04/24/2020

FROM EDWARD BARTZ

FIDELITY GARRISON STREET TRUST (File No. 811-04861)

Fidelity VIP Investment Grade Central Fund

AMENDMENT NO. 101

All funds

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Risks”

C:

The Staff notes that significant market events have occurred as a result of the coronavirus since the registration statements were filed and requests we consider whether the funds’ disclosures, including risk disclosures, should be revised based on how these events may affect the funds and their investments. If the funds believe that no additional disclosure is warranted, the Staff requests we explain supplementally why not.

R:

The following highlighted disclosure will be added to “Fund Basics - Principal Investment Risks” in each fund’s next filing (example from Fidelity International Credit Central Fund):

“Many factors affect the fund's performance. Developments that disrupt global economies and financial markets, such as pandemics and epidemics, may magnify factors that affect a fund’s performance. The fund's share price and yield change daily based on changes in market conditions and interest rates and in response to other economic, political, or financial developments. The fund's reaction to these developments will be affected by the types and maturities of securities in which the fund invests, the financial condition, industry and economic sector, and geographic location of an issuer, and the fund's level of investment in the securities of that issuer. . . .”

In addition, the following disclosure will be adjusted in Part B of each fund’s registration statement (new language is underlined; deleted language crossed off):

~~“Reforms and~~ Disruption to Financial Markets and Related Government Intervention ~~in the Financial Markets~~.  Economic downturns can trigger various economic, legal, budgetary, tax, and regulatory reforms across the globe. Instability in the financial markets in the wake of events such as the 2008 economic downturn led the U.S. Government and other governments to take a number of then-unprecedented actions designed to support certain financial institutions and segments of the financial markets that experienced extreme volatility, and in some cases, a lack of liquidity. ~~Reforms are ongoing and their effects are uncertain.~~ Federal, state, local, foreign, and other governments, their regulatory agencies, or self-regulatory organizations may take actions that affect the regulation of the instruments in which a fund invests, or the issuers of such instruments, in ways that are unforeseeable. Reforms may also change the way in which a fund is regulated and could limit or preclude a fund's ability to achieve its investment objective or engage in certain strategies. Also, while reforms generally are intended to strengthen markets, systems, and public finances, they could affect fund expenses and the value of fund investments in unpredictable ways.

Similarly, widespread disease including pandemics and epidemics, and natural or environmental disasters, such as earthquakes, droughts, fires, floods, hurricanes, tsunamis and climate-related phenomena generally, have been and can be highly disruptive to economies and markets, adversely impacting individual companies, sectors, industries, markets, currencies, interest and inflation rates, credit ratings, investor sentiment, and other factors affecting the value of a fund's investments. Economies and financial markets throughout the world have become increasingly interconnected, which increases the likelihood that events or conditions in one region or country will adversely affect markets or issuers in other regions or countries, including the United States. Additionally, market disruptions may result in increased market volatility; regulatory trading halts; closure of domestic or foreign exchanges, markets, or governments; or market participants operating pursuant to business continuity plans for indeterminate periods of time. Further, market disruptions can (i) prevent a fund from executing advantageous investment decisions in a timely manner, (ii) negatively impact a fund's ability to achieve its investment objective, and (iii) may exacerbate the risks discussed elsewhere in a fund’s registration statement, including political, social, and economic risks.

The value of a fund's portfolio ~~holdings~~ is also generally subject to the risk of future local, national, or global economic or natural disturbances based on unknown weaknesses in the markets in which a fund invests. In the event of such a disturbance, the issuers of securities held by a fund may experience significant declines in the value of their assets and even cease operations, or may receive government assistance accompanied by increased restrictions on their business operations or other government intervention. In addition, it ~~is not~~ remains uncertain that the U.S. Government or foreign governments will intervene in response to ~~a~~ current or future market disturbances and the effect of any such future intervention cannot be predicted.”